UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In November 2022, Farmmi, Inc., a Cayman Islands company (the “Company”), formed a new subsidiary, Ningbo Farmmi Baitong Trading Co., Ltd. (“Farmmi Ningbo”) in Ningbo, China through its wholly-owned subsidiary, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd. Farmmi Ningbo will be engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2022

Farmmi, Inc.

By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer